Mail Stop 3561

April 29, 2010

Jay Shafer, Chief Executive Officer
The Amacore Group, Inc.
Maitland Promenade 1
485 North Keller Road, Suite 450
Maitland, Florida  32751

>     **Re:**     **The Amacore Group, Inc.**
>     **Revised Preliminary Information Statement on Schedule 14C**
>     **Filed April 6, 2010**
>     **File No. 000-27889**

Dear Mr. Shafer:

We have reviewed your revised filing and have the following comments.  Again, we have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Action 1 – Approval of Amendment to Certificate of Incorporation to Increase…, page 5

Purpose of the Increase in Authorized Shares of Common Stock and Class A…, page 5

1.  We note your response to comment two of our letter dated October 6, 2009 and we re-issue the comment in part.  Please address the need to increase the authorized shares of your Class A common stock in light of the proposed reverse stock split of your Class A common stock as described in the section of your document entitled, "Action 6 – Approval of Amendment to Certificate of Incorporation to Effect a Reverse Stock Split."

2.  We note your response to comment three of our letter dated October 6, 2009 and we re-issue the comment in part.  Please disclose the facts and circumstances that you considered when you issued the various series of convertible preferred stock and

warrants that are convertible into Class A common shares.  Please address the consideration given by the board to the adverse effects of these transactions on your common shareholders.

3.  We note your response to comment four of our letter dated October 6, 2009.  Please tell us why you did not include in your table the dollar amount of each payment in connection with the warrant transactions that you have made or may be required to make to any holder, any affiliate of a holder, or any person with whom any holder has a contractual relationship regarding these warrant transactions.  Also, in your table, please disclose number of shares of each series of convertible preferred stock you issued on each date.

4.  Further, in your response to comment four of our letter dated October 6, 2009, you state that the table summarizes the dollar amount and total possible profit of each payment in connection with the convertible preferred stock transactions that you have made or may be required to make to any holder, any affiliate of a holder, or to any person with whom any holder has a contractual relationship with regarding these convertible transactions.  However, in your document, you state that the table summarizes the dollar amount of each payment in connection with your issuance of your convertible preferred stock "to Vicis Capital Master Fund" that you have made or may be required to make to any holder, any affiliate of a holder, or to any person with whom any holder has a contractual relationship with regarding these convertible transactions.  We note a similar discrepancy regarding your response to comment five of our letter dated October 6, 2009 and the revised disclosure you provided in your document based on that response.  Please explain why you refer to Vicis Capital Master Fund in your document but not in your responses to us.

5.  We note your responses to comments five and six of our letter dated October 6, 2009.  In footnote (3) to the table you included in response to comment five, you state that you calculated the combined market price on the underlying shares by using the market price per share on the date of issuance.  Also, you make a similar disclosure in footnote (1) to the table you included in response to comment six.  However, in both tables, it appears that, in fact, you used the market price per share on the date of sale.  Please revise your disclosure in the footnotes to both tables to indicate, if true, that you used the market price per share on the date of sale in your calculations.  If not true, please explain your disclosure.

6.  Please tell us whether the total possible underlying shares you disclose in the sixth columns of your tables are the same amount as the total possible amount of shares that holders of your convertible preferred shares and warrants may receive.  If so, please disclose this fact in footnotes to your tables.  If not, please include another column in each table with the total possible shares that holders may receive.

7.  We note your response to comment seven of our letter dated October 6, 2009 and we re-issue the comment in part.  Please provide the table from that response in the information statement or direct us to its location.

Dilutive and Other Effects of Potential New Stock Issuances, page 10

8.  We note your response to comment eight of our letter dated October 6, 2009.  Please describe in greater detail the potential dilutive effects, reduction in voting power, and decrease in market value per share that will occur based on the increase in the number of shares of the Class A common stock issued, both before and after any possible reverse stock split.

Security Ownership of Certain Beneficial Owners and Management, page 19

9.  We note your response to comment 13 of our letter dated October 6, 2009.  Please provide the information regarding Messrs. Stastney, Succo, and Lucas from that response in the information statement or direct us to its location.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:   Sean F. Reid, Esq.
        *Via facsimile to* (212) 930-9725